UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) May 28, 2021

CYTONICS CORPORATION

(Exact name of issuer as specified in its charter)

Florida	20-8883869
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

658 West Indiantown Road, Suite 214, Jupiter, Florida 33458

(Full mailing address of principal executive offices)

(561) 406-2864

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series C Preferred Stock

Item 9. Other Events

Amendment to Stock Incentive Plan

On November 19, 2018, the Board of Directors (the “Board”) of CYTONICS CORPORATION, a Florida corporation (the “Company”) adopted the 2018 Stock Incentive Plan (the “Plan”), under which the Board may grant stock-based compensation awards with respect to an aggregate of up to 5,000,000 shares of the Company’s common stock, subject to adjustment and increase pursuant to the terms of the Plan. The Plan permits the grant of stock options, restricted stock, restricted stock units and other forms of stock-based compensation to selected persons providing services to the Company (including non-employee directors).

May 28, 2021, the Board approved an amendment (the “Amendment”) to the Plan, in accordance with Section 11 of the Plan, increasing the amount of stock-based compensation awards available thereunder from 5,000,000 shares of the Company’s common stock to 10,000,000 shares of the Company’s common stock. No other changes to the Plan were made by the Amendment.

A copy of the Plan, as amended, is filed as Exhibit 6.1 hereto and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

6.1	Cytonics 2018 Stock Option and Stock Issuance Plan, as amended on May 28, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 3, 2021	CYTONICS CORPORATION

	By:	/s/ Joey Bose
Joey Bose
Interim Chief Executive and Financial Officer